Exhibit 99.1

WEST FRASER TIMBER CO. LTD.

ANNUAL INFORMATION FORM

DATED FEBRUARY 11, 2021

ANNUAL INFORMATION FORM

Date

This Annual Information Form (“AIF”) of West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us”, “our” or the “Company”) is dated as of February 11, 2021. Except as otherwise indicated, the information contained in it is as of December 31, 2020.

For definitions of various abbreviations and technical terms used in this AIF, please see the Glossary of Industry Terms found in our most recent Annual Report.

Where this AIF includes information from third parties, we believe that such information (including industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third party information and cannot assure you of its accuracy or completeness.

All financial information in this AIF is presented in Canadian dollars, unless otherwise indicated.

Forward-looking Statements

This AIF, and the Annual Report of which it forms a part, contains forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, including Norbord, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Forward-looking statements are included herein under the headings “Fibre Supply” (replantation expectations), “Fibre Supply - Fibre Consumption” (log consumption), “Fibre Supply - Mountain Pine Beetle and B.C. Wildfires” (the timing of AAC reductions and the effect on our AACs), “Fibre Supply - Caribou Recovery Planning” (impact on our access to timber supply), “Fibre Supply - Aboriginal Matters” (the potential effect of Aboriginal title or rights), “Human Resources” (status of collective agreement negotiations) and “Capital Structure - Cash dividends”, and are included in our 2020 Management’s Discussion & Analysis incorporated herein under the heading “Risks and Uncertainties”.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (3) risks inherent in our product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other

1

regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on our operations or the operations or demand of our suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration of the Norbord business.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2020 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to update or revise any forward-looking statements publicly, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Business Overview

Norbord Acquisition

On November 19, 2020, we announced that we had entered into an arrangement agreement with Norbord Inc. (“Norbord”) under which we had agreed to acquire Norbord to create a leading global wood products company focused on lumber, panels, pulp and oriented strand board (“OSB”) across North America, Europe and Asia (the “Arrangement Agreement”).

We completed the acquisition of Norbord on February 1, 2021 (the “Acquisition”) and Norbord is now a wholly-owned subsidiary of West Fraser. The Acquisition was completed pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”). We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition and assumed Norbord’s outstanding stock options.

Norbord will be separately filing its audited financial statements for the year ended December 31, 2020 (the “Norbord 2020 Audited Financial Statements”), its annual MD&A for the year ended December 31, 2020 (the “Norbord 2020 MD&A”) and annual information form for the year ended December 31, 2020 (the “Norbord 2020 AIF”) in accordance with its continuing obligations as a reporting issuer (together, the “Norbord Annual Filings”) on Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) concurrently or shortly following the filing of this AIF on SEDAR. The Norbord Annual Filings include important information regarding the business of Norbord and the financial results of Norbord on a stand-alone basis in United States dollars for the year ended December 31, 2020. Investors are referred to the Norbord 2020 AIF for a description of Norbord’s business and products. Investors are referred to Norbord’s 2020 MD&A for a discussion of the results of operations and financial condition of Norbord as at and for the year ended December 31, 2020. Additional information regarding Norbord and the Acquisition is included in our management information circular dated December 15, 2020 (the “Acquisition Information Circular”), for the special meeting of West Fraser’s shareholders that was held on January 19, 2021, to approve the acquisition of Norbord.

Risk factors associated with our ownership of the Norbord business have been included in the risk factors included in our Management Discussion and Analysis for the year ended December 31, 2020 (our “2020 MD&A”) under the heading “Risks and Uncertainties”. This risk factor discussion presents the consolidated risk factors that are material to our business moving forward, with Norbord as a consolidated entity, and include a discussion of risks associated with the integration of Norbord into our business.

Principal Products and Markets

We are a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals and energy with facilities in western Canada and the southern United States. We hold rights to timber resources that are sufficient to supply a significant amount of the fibre required by our Canadian operations and have long-term agreements for the supply of a portion of the fibre required by our United States operations. We carry on our operations through subsidiaries and joint operations in British Columbia (“B.C.”), Alberta and the southern United States (“U.S.”). Our operations located in western Canada manufacture all the products described above except SYP lumber. Our sawmills located in the southern U.S. produce SYP lumber, wood chips and other residuals.

As a result of our acquisition of Norbord on February 1, 2021, we are now the world’s largest producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products. Our business is now comprised of 33 lumber mills, five pulp and paper mills and six renewable energy facilities, 14 OSB facilities, three medium density fibreboard (MDF) facilities, three plywood facilities, two particle board facilities, one laminated veneer lumber (LVL) facility, one treated wood facility and one veneer facility.

The discussion below is focused on West Fraser’s business as of December 31, 2020, and does not include a discussion of Norbord’s business, operations, products or capital structure. Investors are referred to the Norbord 2020 AIF for discussion of the Norbord business, operations, products and capital structure.

Corporate Strategy

We are a diversified producer of wood products with access to extensive timber resources. Our Canadian lumber, plywood, LVL and veneer operations are directly or indirectly the primary source of raw material for our pulp & paper, MDF and energy operations.

Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed work force, the quality of our assets and our well-established people and operating culture. This culture emphasizes cost control in all aspects of the business and internal and external competitiveness. In our approach to employee relations, we emphasize employee involvement and favour internal promotions whenever possible.

We are committed to operating in a financially conservative and prudent manner. The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for both new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in U.S. dollars, exchange rate fluctuations of the U.S. dollar against the Canadian dollar is a major source of earnings volatility for us.

Maintaining a strong balance sheet and liquidity profile, along with our investment grade debt rating enables us to execute a balanced capital allocation strategy. Our goal is to continually reinvest in our operations, across all market cycles, to maintain a leading cost position and prudently return capital to shareholders. We believe that maintaining a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities and is a key tool in managing our business over the long term.

Acquisitions and expansions are considered with a view to extending our existing business lines, particularly in lumber operations, and to product and geographic diversification. Our earnings over the business cycle have enabled us to make significant and ongoing capital investments in our facilities with the goal of achieving, maintaining or improving an overall low-cost position.

Corporate Structure

West Fraser is organized under the Business Corporations Act (British Columbia) and assumed its present form in 1966 by the amalgamation of a group of companies under the laws of B.C. The principal operating subsidiary, West Fraser Mills Ltd., assumed its present form on January 1, 2005 by amalgamation under those laws. West Fraser, Inc., West Fraser Wood Products Inc. and West Fraser Southeast, Inc. are Delaware corporations, while Blue Ridge Lumber Inc., Manning Forest Products Ltd. and Sundre Forest Products Inc. are Alberta corporations. West Fraser Newsprint Ltd. subsists under the laws of Canada. Alberta Newsprint Company (“ANC”) and Cariboo Pulp & Paper Company are unincorporated 50%-owned joint operations governed, respectively, by the laws of Alberta and B.C.

Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, B.C., Canada, V6B 1C1 and our registered office is located at 1500 - 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 4N7.

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
West Fraser Mills Ltd.	British Columbia	100%
Blue Ridge Lumber Inc.	Alberta	100%
Sundre Forest Products Inc.	Alberta	100%
Manning Forest Products Ltd.	Alberta	100%
West Fraser, Inc.	Delaware	100%
West Fraser Wood Products Inc.	Delaware	100%
West Fraser Southeast, Inc.	Delaware	100%
Cariboo Pulp and Paper Company	British Columbia	50%
West Fraser Newsprint Ltd.	Alberta	50%

Effective February 1, 2021, we own all of the issued and outstanding common shares of Norbord, a corporation incorporated under the CBCA. The principal operating subsidiaries of Norbord are described in the Norbord 2020 AIF under the heading “Corporate Structure”.

History and Development of Business

West Fraser originated in 1955 when three brothers, Pete, Bill and Sam Ketcham, acquired a lumber planing mill located in Quesnel, B.C. (“Quesnel”). From 1955 through 2020 the business expanded through the acquisition of a number of sawmills and related timber harvesting rights and the acquisition or development of lumber, panels and pulp & paper businesses.

Acquisition of Norbord

As described above, we acquired Norbord on February 1, 2021. In accordance with our obligations under the Arrangement Agreement, West Fraser’s common shares were listed on and began trading on the New York Stock Exchange under the symbol WFG on February 1, 2021. Concurrent with this listing, we changed our stock symbol on the Toronto Stock Exchange to WFG. In accordance with the U.S. Exchange Act, the West Fraser Shares have been deemed to be registered under Section 12g-3 of the U.S. Exchange Act as West Fraser is a “successor issuer” to Norbord under the U.S. Exchange Act. Accordingly, we will be required to file continuous disclosure reports with the United States Securities and Exchange Commission (the “SEC”) under the requirements of the U.S. Exchange Act going forward.

Additional Major Developments

Major developments for West Fraser during the last three years include the following:

2018

•  Rebuild of sawmill in High Prairie, Alberta.

•  Commissioned an entirely new sawmill in Opelika, Alabama on the site of the existing sawmill.

•  Completed five continuous dry kilns across Western Canada.

•  Completed planer mill upgrades at facilities in Fraser Lake, B.C., Smithers, B.C. and Sundre, Alberta.

•  Implemented upgraded refining technology at our Quesnel River Pulp mill and an additional concentrator at our Cariboo Pulp mill.

2019

•  Permanently reduced lumber production capacity due to fibre shortages in B.C. by roughly 600 MMfbm through the closure of the Chasm mill and the elimination of the third shift at the Quesnel, Fraser Lake and 100 Mile House mills.

•  Completed primary breakdown upgrade at McDavid, Florida.

•  Completed log merchandiser at Joyce, Louisiana.

•  Completed new planer in Augusta, Georgia.

2020

•  Completed the successful implementation of a new sales system for the Company’s SPF lumber business.

•  Completed a new planer mill in Opelika, Alabama.

•  Completed an upgrade of the veneer dryers at our plywood facility in Edmonton, Alberta.

Sales Revenue

($ millions - for the year ended December 31)

	2020	2019	2018	2017	2016
Lumber	4,491	3,442	4,456	3,671	3,145
Panels	634	605	676	600	529
Pulp & Paper	867	966	1,163	988	887
Intracompany fibre sales	(142)	(136)	(177)	(125)	(111)

	5,850	4,877	6,118	5,314	4,450

Markets

The markets for our products are highly competitive and product pricing can be volatile. Our products are sold in markets open to a number of companies with similar products and we compete with global producers. Our competitive position is affected by factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of our final products. Some of our products may also compete with non wood fibre-based alternatives or with alternative products in certain market segments. Purchasing decisions by customers are generally based on price, quality, service and availability of supply. However, because commodity products such as ours have few distinguishing properties from producer to producer, competition for these products is based primarily on price. Prices and sales volumes are influenced by general economic conditions and the balance of supply and demand for the product. The following table shows selected average benchmark prices for the past five years for the primary products of the type we produced, although these prices do not necessarily reflect the prices we obtained.

Average Benchmark Prices

(In US$ except plywood)

	2020	2019	2018	2017	2016
SPF #2 & Better 2x4 (per Mfbm)[1]	556	360	480	401	305
SPF #3 Utility 2x4 (per Mfbm)[1]	435	285	372	323	240
SYP #2 West 2x4 (per Mfbm)[2]	576	384	501	433	409
Plywood (per Msf 3/8” basis)[3] Cdn$	593	459	548	509	432
NBSK - U.S. Spot (per tonne)[4]	638	669	1,337	1,105	978
NBSK - China (per tonne)[5]	588	620	868	712	599
Newsprint (per tonne)[6]	632	732	740	584	560
US$/CAD$[7]	0.746	0.754	0.772	0.771	0.755

Sources: (refer to our 2020 Management’s Discussion & Analysis for Canadian dollar equivalent prices of the products described herein)

1.	Random Lengths - Net FOB mill.
2.	Random Lengths - Net FOB mill Westside.
3.	Crow’s Market Report - Delivered Toronto.
4.	Resource Information Systems, Inc. - U.S. spot price, delivered U.S. (2016-2018 - U.S. list price, delivered U.S.).
5.

Resource Information Systems, Inc. - China net price, delivered China. The China net price is the average of the North America and Scandinavia NBSK price (2016-2017 - China list price, delivered China).

6.	Resource Information Systems, Inc. - Newsprint 27.7lb East, delivered (2016-2017 - U.S. Newsprint 48.8 gram, delivered).
7.	Bank of Canada annual average exchange rate.

Fibre Supply

Our operations are dependent on the consistent supply of substantial quantities of wood fibre in various forms. The primary manufacturing facilities, which produce lumber, plywood and LVL, consume whole logs, while the pulp & paper and MDF facilities mostly consume wood by-products in the form of wood chips (including from whole-log chipping operations), shavings and sawdust resulting from the production of lumber, plywood or LVL. Many facilities also consume hog fuel and wood waste in energy systems.

In B.C. and Alberta substantially, all timberlands are publicly owned and the right to harvest timber is acquired through provincially granted licences. Licences grant the holder the right to harvest up to a specified quantity of timber annually and either have a term of 15 to 25 years and are replaceable or have a shorter term but are not replaceable. Government objectives in granting licences include responsible management of timber, soils, wildlife, water and fish resources and the preservation of biodiversity and the protection of cultural values. The objectives also include achieving the fullest possible economic utilization of the forest resources and employment in local communities.

Timber tenures in B.C. and Alberta require the payment of a fee, commonly known as stumpage, for timber harvested pursuant to its terms. Stumpage in Alberta is product/price specific and varies with the sales price of the product into which the logs will be converted. Stumpage in B.C. is substantially based on the results of certain publicly auctioned timber harvesting rights.

Timber tenures in B.C. and Alberta require the holder to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforestation projects are planned and supervised by our woodlands staff and are subject to approval by relevant government authorities. Our timber harvesting operations are carried out by independent contractors under the supervision of our woodlands staff.

Canadian woodlands operations directly managed by West Fraser are independently audited and certified by the Sustainable Forestry Initiative (“SFI”) for fibre sourcing and sustainable forest management. Sustainable forest management means managing the forest in a way that maintains an ecologically sustainable and socially desired balance of values. It aims to ensure all the values present in the forest today, such as recreation, biodiversity, habitat protection, clean water, and others, will be there for future generations to use and enjoy. Our harvesting practices are designed to harvest timber safely and efficiently while minimizing environmental impacts. Our harvesting practices create openings that are consistent with the effects of natural disturbances common in our forests, like those that fire and insects create. Openings create the best conditions for regeneration for most of the tree species we manage. What we harvest and reforest reflects the profile of the tree species where we operate. On average we plant approximately 60 million native tree seedlings annually and all harvest sites are re-established as forests for the future.

The following table summarizes the timber tenures, as at December 31, 2020, which supply the Canadian mills that we own or in which we have an interest, as well as our AAC for such tenures.

Timber Tenures

(thousand m3)

Location	Tenure[1]	Expiry	AAC
B.C.	Coniferous Long-term	2022 - 2035	5,236
	Coniferous Short-term	2035	200
Alberta	Coniferous Long-term	2021 - 2033	6,460
	Deciduous Long-term	2021 - 2033	1,315

1.	Long-term tenures include TFLs, FMAs, timber quotas and forest licences, which are renewable timber tenures. Short-term tenures include non-replaceable forest licences.

We do not own or manage any timberlands in the U.S.

Fibre Consumption

Annual log requirements for our Canadian sawmills, plywood facilities and LVL plant, all operating at the capacities described herein, would total approximately 12 million m3. Recently, we have been accessing approximately 74% of these requirements from the quota-based tenures described in the above table and the balance is typically acquired from third parties holding short or long-term timber harvesting rights, including independent logging contractors, Aboriginal groups, communities and woodlot owners. We do not necessarily consume the maximum permitted volume of logs that may be harvested from our tenures annually but will adjust between tenure and purchase logs depending on circumstances including the availability of purchase logs and our ability to secure approvals to harvest in economically viable stands.

Our U.S. operations, which produce SYP lumber, would consume approximately 13 million tons of logs per year if operating at the capacity described herein. Our U.S. operations have access to approximately 14% of their log requirements under certain long-term supply contracts, 7% from timber deeds and the balance is purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations, the United States Forest Service and private landowners.

Mountain Pine Beetle and B.C. Wildfires

The mountain pine beetle infestation in the B.C. interior reached a peak, in terms of the annual timber mortality rate, more than 15 years ago. Approximately 37% of B.C.’s crown forest is within the timber harvesting land base (“THLB”), and approximately 29% of the THLB was represented as mature pine forest at the outset of the mountain pine beetle epidemic. When assessing the THLB of B.C.’s interior, approximately 29% was the mature pine forest estimate at the onset of the mountain pine beetle outbreak. The non-recoverable timber losses to the mature pine forests within our operating areas are significant.

The Province of B.C. previously increased the AAC on dead pine stands and limited the harvest of non-pine species until the salvage of dead pine stands comes to a conclusion. The AAC has been or will be reduced to reflect lower mature inventories as dead pine stands are harvested or when they are no longer economic to harvest. The Province has reduced the AAC in B.C.’s central interior by approximately 38% in the past five years. Although the majority of reductions have occurred, we expect this process to continue for up to another five years as the Province transitions AACs by incrementally reducing mountain pine beetle uplifts. To date, B.C.’s Chief Forester has announced reductions of the AAC in eight of our operating areas in the interior.

Wildfires in B.C. burned over two million hectares of forest land in 2017 and 2018 combined. Our Cariboo region operating areas were significantly impacted. Salvage of fire damaged trees is largely completed, and non-recoverable timber losses are significant in these burned forests due to a combination of burn intensity and relatively quick onset of subsequent decay resulting in timber being unusable for primary wood products.

As the timing of future AAC reductions and the effect on our AACs will depend on a variety of factors, including the impact of wildfires and the amount of non-pine species available for harvest, the full effect on our operations cannot reasonably be determined at this time.

In Alberta, the Minister and the forest industry continue to implement aggressive programs for mountain pine beetle detection, single tree control and focused harvesting activity. The mountain pine beetle infestation significantly expanded from Jasper National Park into our Hinton forest management area (“FMA”) in 2017 and 2018. The mountain pine beetle has also spread into the Edson FMA and, to a lesser extent the Sundre FMA. We continue to work aggressively to reduce the number of susceptible pine stands and conduct spread control activities across the region in concert with other forest industry participants and the Alberta government.

Caribou Recovery Planning

In 2020, the Government of Alberta signed an agreement with the Government of Canada consistent with Section 11 of the Species at Risk Act. That agreement commits the Government of Alberta to prepare and implement caribou recovery plans for at risk populations. The Government of Alberta has established Regional Task Force to build plans and identify socio-economic impacts. We have been working with the Province to develop strategies that support caribou recovery while maintaining our access to the forest resource. The AAC impact from federal and provincial recovery plans will become evident when the final location of the conservation areas and the forest management regimes are identified and implemented.

In British Columbia, the provincial and federal governments have entered into a conservation agreement for all Southern Mountain Caribou ranges in the Province. The initial focus of that work has been on the Central Group, which is comprised of three herds in the South Peace area. The conservation agreement includes a partnership agreement with Indigenous communities which identified specific zones and harvest deferral areas to manage caribou recovery. These agreements will impact our access to timber supply, although the full extent is yet to be determined.

Forestry Certification

All West Fraser operations have voluntary fibre supply chain standards certification. We obtain external certification from several accredited standard-setting certification bodies which offer independent verification of the measures that we take to mitigate the effects of our activities on the environment. All timber sources that are not forest management certified are procured following sourcing standard requirements to ensure West Fraser only sources fibre from legal, responsible sources. Fibre sourcing requirements include landowner outreach measures to promote the practice of biodiversity, use forestry best management practices to protect water quality, and to encourage the use of qualified forest management and harvesting professionals.

Canadian operations are certified to the SFI Fiber Sourcing Standard, with all woodlands operations directly managed by us certified to SFI’s Sustainable Forest Management Standard, both of which are internationally recognized certification programs.

We also subscribe to the chain of custody certification Programme for Endorsement of Forest Certification (“PEFC”) standard for our Canadian produced forest products. PEFC chain of custody assures customers that the fibre in the supply chain comes from sources that comply with applicable laws, regulations and sustainable resource standards. The standard also demonstrates avoidance of sourcing fibre from controversial sources.

PEFC is a global organization that provides a mutual recognition framework for national certification systems. PEFC recognizes more than 25 national certification systems, including SFI, and assures customers that differing systems provide a consistent level of sustainable forest management.

Our pulp operations and MDF mills are registered to the Forest Stewardship Council’s (“FSC”) Standard for Chain of Custody Certification and the Standard for Company Evaluation of FSC Controlled Wood. This standard independently verifies that these operations do not source fibre from wood harvested: (i) illegally, (ii) in violation of traditional and civil rights, (iii) in forests where high conservation values are threatened by management activities, (iv) in forests being converted to plantations or non-forest use, (v) from forests in which genetically modified trees are planted, or (vi) in violation of any of the International Labour Organization (“ILO”) Core Conventions, as defined in the ILO Declaration on Fundamental Principles and Rights at Work, 1988.

We do not own or manage any forestlands in the United States. However, our U.S. sawmills procure wood from a variety of sources normally within an approximate 70-mile radius of each mill. All our U.S. mills are certified under the SFI Fiber Sourcing Standard.

For more information concerning our sustainable and environmentally sound forest practices see below under the heading “Environment and Social” and our Responsibility Report at www.westfraser.com.

Residual Fibre Supply

In Canada substantially all our requirements for wood chips, shavings and sawdust and hog fuel are supplied from our own operations, either directly or indirectly through trades. This reduces our exposure to risks associated with price fluctuations and supply shortages of these products.

Our B.C. sawmills and plywood plants produce substantially all of the fibre requirements of our B.C. pulp operations and MDF plant. The Alberta MDF plant obtains its fibre from the adjacent Blue Ridge sawmill and other sawmills in the area. The Hinton pulp mill obtains its fibre from the adjacent Hinton sawmill and other sawmills in the area owned by us. At times we produce whole log chips to supplement the supply of residual chips from our various sawmills. The fibre requirements of our 50%-owned newsprint mill are obtained from local sawmills, including our sawmill in Blue Ridge and the Slave Lake veneer operation, through chip purchase agreements and log for chip trades using logs harvested from the newsprint mill’s tenures. The Slave Lake deciduous FMA provides most of the fibre requirements of the Slave Lake pulp mill, with the balance being obtained from logs purchased from local suppliers.

The majority of the wood chips produced by our U.S. operations are sold to pulp mills at market prices pursuant to long-term contracts.

Aboriginal Matters

We are committed to working with Indigenous Peoples (including First Nations, Métis and others) with mutual respect and understanding of each other’s interests, values, and goals. Our voluntary forest certification standards include respect for Indigenous Peoples’ property, tenure and use rights. This is specifically addressed in the SFI 2015-2019 Standards and Rules, which recognizes the principles outlined in the United Nations Declaration for the Rights of Indigenous Peoples. As a program participant, West Fraser communicates and collaborates with local Indigenous Peoples and communities in order to better understand their traditional practices with respect to forest management.

Notwithstanding these efforts, our continued access to the forest resource in Canada could be adversely affected by Aboriginal rights and title claims, treaties with Aboriginal groups, non-treaty agreements governments may choose to enter into with Aboriginal groups, other legislation governments may pass related to Aboriginal groups and other commitments made to Aboriginal groups by governments. These, and related duties of government to consult and accommodate Aboriginal groups, could affect the issuance, validity, renewal and exercise and terms and conditions of Crown timber rights and authorizations to harvest, or the timeliness of obtaining such rights.

The Canadian federal government and the provincial governments in Alberta and B.C. have made commitments to renew their relationships with Aboriginal groups, and in some cases have expressed their support for the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) and their intent to adopt and implement it. This includes the passage of the Declaration on the Rights of Indigenous Peoples Act in British Columbia in November 2019 and the introduction of similar legislation by the Federal Government in December 2020.

As the jurisprudence, legislation and government policies respecting Aboriginal title and rights and the consultation process continue to evolve, we cannot predict whether Aboriginal claims will have a material adverse effect on our timber harvesting rights or on our ability to exercise, renew or transfer them, or secure other timber harvesting rights. West Fraser is and will continue to be proactive in its efforts to engage and work with Indigenous Peoples to seek positive and beneficial working relationships and maintain access to the timber harvesting land base.

Human Resources

As at December 31, 2020, we employed approximately 8,115 individuals, including our proportionate share of those in 50%-owned operations. Of these, approximately 5,555 are employed in our lumber segment, 1,275 in our panels segment, 880 in our pulp & paper segment and 405 in our corporate segment. Approximately 36% of our employees are covered by collective agreements. There are no expired collective agreements remaining as at December 31, 2020. Union agreements representing 915 of our employees expire in 2021.

West Fraser believes inclusive, diverse teams build a more vibrant workforce, safer operations and a stronger company overall. In 2020 we surveyed our employees to better understand the diversity of our workforce. At the end of 2020, 14% of our workforce were women and a further 23% were under-represented minorities. Plans have been developed to make measurable progress in 2021 in our ongoing journey of diversity and inclusion.

The safety of our employees is a core value and business priority and our safety goal is to eliminate serious incidents and injuries. We have achieved a 30% reduction in our medical incident rate since 2016. We provide ongoing safety training for our employees to minimize potential risks inherent in forestry-related manufacturing industries. Our Health and Safety Policy and objectives and a description of external safety certifications obtained by us are described in our Responsibility Report available on our website at www.westfraser.com.

Capital Expenditures and Acquisitions

We regularly invest in upgrading and expanding our facilities and operations. However, during periods when earnings are weak, we may reduce capital and other expenditures in order to preserve liquidity. The following table shows the capital expenditures and acquisitions during the past five years.

Capital Expenditures and Acquisitions

($ millions)

Year ended December 31	2020	2019	2018	2017	2016
Lumber	200	339	284	247	195
Panels	14	23	16	22	25
Pulp & Paper	25	39	60	58	42
Corporate & Other	2	9	10	9	11

	241	410	370	336	273
Acquisitions	—	—	—	526	—

	241	410	370	862	273

Energy Efficiency and Green Energy

West Fraser’s objectives are to further increase energy efficiency throughout our operations by investing capital, recovering biomass from processing for bioenergy and developing ways to generate or procure renewable energy.

Currently, 75% of West Fraser’s energy consumption is met from renewable sources, a large portion of which, would otherwise be disposed of as waste but are used in producing green energy.

Almost all the Company’s manufacturing facilities generate some form of renewable energy. Carbon-neutral biomass provides the majority of the thermal energy consumed at our lumber operations. Since 2005, energy initiatives have resulted in a 19% decrease in the intensity of purchased energy across our solid wood operations, and a 31% drop in fossil fuel consumption. Co-generation projects at our Fraser Lake, B.C., Chetwynd, B.C. and Manning, Alberta sawmills produce electricity from residuals and waste biomass. Most of this electricity is sold under long-term contracts.

Our pulp, paper and MDF operations use substantially more energy than our lumber and plywood operations. We have completed several projects to reduce our purchased energy dependence by utilizing sawmill residuals, waste biomass and pulp mill effluent streams to produce heat and steam to dry our wood products as well as generate electricity. Such projects include those at our Hinton and Cariboo pulp mills, which have generating facilities which produce electricity to satisfy most of their energy requirements and in some cases sell excess electricity to the provincial utility. In addition, our Slave Lake pulp mill produces electricity for its own use from bio-gas reclaimed from effluent treatment. The electrical intensity of our BCTMP mills is lower by 35% per ADMT (air-dried metric tonne) since 2005.

Half of our electrical energy comes from renewable sources. In B.C., electricity is purchased from the provincial utility at regulated prices based largely on generation costs. In Alberta, electricity is purchased at market prices through the Alberta power pool. In the U.S., most of the electricity is purchased from large utility producers at established regulated market rates and a small number of facilities purchase electricity distributed through local electric cooperatives with a cost-plus distribution fee structure.

In Alberta, we operate a natural gas-fired power plant at our 50%-owned newsprint mill which provides a partial hedge against high prices of electricity and transmission costs.

Our exposure to energy costs includes the cost to purchase electricity, natural gas, gasoline, diesel fuels, carbon taxes and fuel surcharges on purchased transportation.

Environment and Social

Regulatory Requirements

Our manufacturing operations are subject to environmental protection laws and regulations. We have developed and apply internal environmental management programs and policies to help ensure that our operations are in compliance with applicable laws and standards and to address any instances of non-compliance. We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, which are not expected to have material financial or operational effects on us or our competitive position. We are required to carry out remediation activities, including site decommissioning, under applicable environmental protection laws and regulations. In addition, we are required to carry out reforestation activities under our various timber licences. We maintain accruals in our financial statements for certain environmental, reforestation and decommissioning obligations.

Environmental Attributes of Wood Products

Within the carbon cycle and for climate change mitigation, wood products have three beneficial roles: as a store of carbon, as an alternative to fossil fuel-based materials, and for generating carbon-neutral energy. West Fraser can contribute to climate change mitigation by capturing carbon dioxide (CO2) through sustainable forest management, fixing carbon in the products we make, and using renewable energy.

Our high-efficiency primary manufacturing recovers raw materials for a range of valuable secondary products. We have reduced the waste and material sent to landfill through innovations to our production process to use more of wood residuals, recovering them for value-added products and renewable energy generation. 99% of a log will be utilized: (i) sawdust and shavings are used in our MDF plants or are transformed into fuel and energy to run mill operations; (ii) wood chips and the wood cores from our plywood and veneer operations are used in pulping operations; and (iii) heat, steam, gases and biomass liquids (such as black liquor) that develop during our manufacturing processes are captured to generate bioenergy in our mills or used to create innovative bioproducts such as Amallin™ lignin and Propel™ bio-composite; and (iv) bark is used as fuel in our energy systems.

Converting more construction to wood is identified as a solution for reducing global Greenhouse Gas (“GHG”) emissions because half the weight of solid wood products is stored carbon. Building with wood has a two-fold emissions benefit: carbon storage in solid wood and the displacement of building materials that are more carbon-intensive to produce. West Fraser’s 2020 production held 8.9 million metric tons of carbon dioxide equivalent (CO2e).

West Fraser actively participates in numerous forestry sector and local associations. We support climate-smart and green building initiatives through our membership in the Softwood Lumber Board (“SLB”) to increase market demand for wood products. The SLB, through programs such as WoodWorks and ThinkWood, supports initiatives that promote the benefits and encourage the uses of softwood lumber products in outdoor, residential and non-residential construction.

Lumber, plywood, MDF and LVL are backed by Life Cycle Assessments (LCA)’s, environmental product declarations (“EPD”) and EPD transparency briefs that support its increased use in lower carbon, environmentally-conscious building construction. West Fraser’s certified wood products are eligible for points in one of the most widely used green building rating systems globally, LEED (Leadership in Energy and Environmental Design), sponsored by the United States Green Building Council (USGBC).

Responsible Resource Efficiency

Our goal is to conduct our business in an environmentally, socially and economically responsible manner. We are committed to consciously managing our air and water emissions, working towards efficiency, reducing consumption and developing sustainable energy solutions.

We are focused on replacing fossil fuel energy sources where feasible with renewable and carbon-neutral energy sources. Renewable sources now supply 75% of our operations’ energy needs. We use manufacturing by-products such as wood waste and pulp mill effluent to generate bioenergy and invest capital to improve manufacturing processes’ energy efficiency. Company-wide, scope 1 and 2 GHG emissions have fallen 5% since 2005. Major capital investments in our mills has helped to reduce scope 1 GHG emissions intensity in solid wood manufacturing facilities by 22%. This decrease was achieved during a period of significant production growth due to several mill acquisitions, with lumber production increasing by 41% (from 4,212 MMfbm in 2005 to 5,958 MMfbm in 2020).

With respect to air and GHG emissions, we continue to improve the tracking, management and reporting about our emissions, and our operations are subject to carbon taxes. Carbon pricing and regulations that require reductions in GHG emissions have been introduced in both Canadian provinces where we operate, such as Alberta’s Technology Innovation and Emissions Reduction (TIER) Regulation and B.C.’s Climate Change Accountability Act (CCAA). In May 2016 West Fraser committed to the Canadian forest products industry’s pledge to remove 30 megatonnes (MT) of CO2 per year by 2030 - more than 13% of the Canadian government’s emissions target. We support national and international collaborative action and policies to combat climate change, including market-based approaches to carbon pricing and recognizing the potential for climate change adaptation, sequestration and storage of carbon through productive, sustainable forest management practices.

We specifically address, manage and monitor stream and watercourse protection as part of our sustainable forest management activities. We operate under strict regulations with regard to water or watercourses on the lands where we harvest, which are enforced within our land-use planning within sustainable forest management activities. Our manufacturing plants have systems in place to monitor, treat and filter water and other discharges from our facilities. Pulp operations use and treat large volumes of water and we have invested considerably in improvements to water systems. 95% of the water we use in our pulp operations is treated and returned to the environment.

Most of Canada’s forest land (94%) is publicly owned and the right to harvest timber is only allowed through government granted licences. West Fraser follows strict forest management requirements to be able to maintain and renew government-granted harvesting rights in Canada. We engage in sustainable forest management and our harvesting practices are designed to harvest timber safely and efficiently while minimizing environmental impacts. We replant twice as many trees as we harvest. Since 1955, the Company has planted more than 1.9 billion trees to ensure the forests where we operate are constantly renewed. We are proud of our excellent reforestation record, and we continue to explore new ways to improve our reforestation and silviculture practices. Our goal is to move beyond mere regulatory compliance to focus on conducting our business in an environmentally, socially and economically responsible manner.

Community and Stakeholder Engagement

Stakeholder engagement and consultation is a crucial part of our success as a business. Stakeholder engagement and consultation is embedded in our forest management planning process through our sustainable forest management and fibre sourcing certifications. Identification and consultation with stakeholders is also required by Canadian law to meet the standards and provincial regulations governing the permitting and approval of harvesting and forest management planning on public lands.

Our mills and forest operations often work in partnership with Indigenous Peoples in the regions where we operate. We seek to build respectful, long-term, mutually beneficial working relationships with the Indigenous communities located near the areas in which we operate. In Canada within our forest planning, engagement and consultation processes as well as separate outreach, we work with more than 100 Indigenous communities and organizations in the regions where we harvest timber and manage public forest land under government licences.

Oversight and Further Information

Our Board, particularly the Health, Safety & Environment Committee, together with our executive and our senior leadership teams, set the policy and practice of our environmental, social and governance activities within our business and are responsible for monitoring our safety and environmental performance, including identifying and managing environmental risks.

We have adopted and implemented social and environmental policies and practices that are essential to our operations. Our social, environmental and safety practices are governed by the principles set out in our Code of Conduct, our Environmental Policy and our Health and Safety Policy.

Our Code of Conduct emphasizes our overall commitment to sustainability and sets out specific requirements in areas related to: (i) legal and ethical business conduct; (ii) promotion of safe and healthy work practices; (iii) commitment to operating in an environmentally sustainable manner; (iv) the commitment to human rights and a harassment, discrimination and violence-free workplace; and (v) maintaining a confidential feedback mechanism and conducting regular audits to ensure adherence to the Code.

Our Environmental Policy sets out our commitment to do business in an environmentally, socially, and economically responsible manner. This commitment includes: (i) responsible stewardship of the environment; (ii) sustainable forest management; and (iii) protection of the health and safety of our employees, customers, and the public. Our operating philosophy involves continually improving our forest practices and manufacturing procedures, optimizing the use of resources, and minimizing or eliminating the impact of our operations on the environment.

Environmental excellence is an integral aspect of our long-term business success. We are committed to: (i) complying with all applicable environmental laws and regulations and striving to maintain biodiversity and to protect wildlife habitat and ecosystems; (ii) developing and implementing best practices to continuously improve our environmental performance; (iii) preventing pollution and continuing to improve our environmental performance by setting and reviewing environmental objectives and targets; (iv) conserving, reducing, reusing and recycling wherever practical the resources and materials that we use and ensuring that all waste is safely and responsibly handled and disposed of; (v) employing and encouraging the development and use of environmentally friendly practices and technology; (vi) conducting periodic environmental audits; (vii) providing training for employees and contractors to ensure environmentally responsible work practices; and (viii) communicating our sustainable forest management and environmental performance openly and transparently to our Board of Directors, employees, customers, shareholders, local communities and other stakeholders.

In addition, we have also adopted a Health and Safety Policy. Safety is a core value and a business priority, and we are committed to maintaining a safe workplace and strive to be an industry leader by managing an effective safety program, complying with all laws and regulations, and continuously improving our performance. Within our safety program, we have identified key responsibilities for executive management, operating site management, employees and contractors, as detailed in our safety policy. The Health and Safety Policy requires management to develop and maintain company-wide and site-specific occupational health and safety programs, that include core guidelines and systems to measure ongoing effectiveness. Our employees are also responsible for following established safe work procedures as outlined in their job duties and company safety guidelines, including reporting unsafe conditions, acts, and practices.

Our goal is to measure and report our performance on an ongoing and comprehensive basis. We are implementing internal monthly, quarterly and annual reporting that tracks performance indicators, including compliance with permits, environmental monitoring, health and safety performance, material inputs and outputs, community concerns expressed, and actions taken in response, and reforestation and regeneration activities.

We are committed to providing comprehensive and transparent information regarding our environmental, social and governance (ESG) matters. Additional information is detailed in the Responsibility Report, prepared in alignment with the Global Reporting Initiative (GRI), a global standard for reporting on a range of economic, environmental and social impacts. The report is also indexed to the Sustainable Accounting Board Standards (SASB) for Building Products & Furnishings, Forest Management, Pulp and Paper Products and reflects certain recommendations of the Task Force of Climate-Related Financial Disclosures (TCFD). It is available in the “Responsibility” section of our website at www.westfraser.com.

Research and Development

We support industry research and development organizations and conduct research and development at several plants to improve processes, maximize resource utilization and develop new products and environmental applications. In addition, in the previous five years we have focused on projects in bioenergy generation and bioproducts, including cellulose bio-composites and alternative uses for lignin recovered during the pulping process.

Lumber

Sales

Lumber produced at our Canadian sawmills and sold to North American customers is marketed and sold from our sales office in Quesnel, B.C. while sales to offshore markets are made from our export sales office in Vancouver, B.C. Offshore sales activities are complemented by a customer service office in Japan. Lumber produced at our U.S. sawmills is marketed by our sales group in Memphis, Tennessee and St. Marys, Georgia. From time to time, we purchase lumber for resale in order to meet requirements of customers.

In 2020, sales of lumber were made to customers in the U.S. and Canada and to customers offshore, predominantly in China and Japan. Most lumber shipments to North American customers by our Canadian operations were made by rail and the balance by truck. Most lumber shipments to North American customers by our U.S. operations were delivered by truck and the balance by rail. Offshore shipments from both Canada and the U.S. were made through various public terminals in bulk or container vessels.

Shipments and sales of our lumber products can be impacted by seasonal influences. Shipments from our Western Canadian mills can be affected by winter weather that affects rail and other transportation services. In the summer months, during fire season, logging, manufacturing and transportation can all be affected by wildfire activity or by evacuation alerts or orders in regions where we operate. Operations in our U.S. south can be affected by hurricanes and other extreme weather conditions. Home construction activity which significantly influences the demand for our products has historically been higher in the first half of the year and experiences a seasonal slow down in the third quarter. A significant portion of our SYP products are used in treated wood applications and demand for these products is often highest in anticipation of spring and summer construction activity.

Softwood Lumber Dispute

The Canada - U.S. Softwood Lumber Agreement (“SLA”) expired in October 2015 and on the expiry of that agreement a one-year moratorium on trade sanctions by the U.S. came into place. The Government of Canada and the U.S. Trade Representative have been unable to reach agreement on a new managed trade agreement.

In November of 2016 a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian producers and levy countervailing and antidumping duties against Canadian imports. The USDOC made its preliminary determination regarding countervailing duties (“CVD”) in April 2017, and in June 2017 for antidumping duties (“ADD”). In December of 2017 CVD and ADD rates for West Fraser were revised to 17.99% and 5.57% respectively. On February 3, 2020, the USDOC released the preliminary results from the first Administrative Review (“AR1”) for the Period of Investigation from April 28, 2017 to December 31, 2018. On November 24, 2020, the USDOC finalized the rates for AR1 and effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the revised cash deposit rate of 1.40% and 7.57%, respectively.

The details are described more fully in Note 25 to the 2020 annual consolidated financial statements and under “Discussions & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute” in the 2020 Management’s Discussion & Analysis.

A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs and other trade barriers that restrict or prevent access represent a continuing risk to us. The SLA had provided our Canadian lumber operations with continued access to the U.S. market and the imposition of future trade barriers could impair that access.

Operations

We operate 33 sawmills and a wood treating facility at the Sundre, Alberta sawmill. Our Canadian sawmills, of which six are in B.C. and another six are in Alberta, produce spruce, pine, fir lumber of various grades and dimensions. Our 21 U.S. sawmills produce southern yellow pine lumber of various grades and dimensions.

Capacity and Production

(both MMfbm)

	2020	2019	2018	2017	2016
Capacity (year-end)
B.C.	1,835	1,835	2,170	2,460	2,465
Alberta	1,700	1,700	1,700	1,690	1,635
U.S. south	3,200	3,200	3,200	3,050	2,400

	6,735	6,735	7,070	7,200	6,500

Production
B.C.	1,558	1,682	2,236	2,257	2,303
Alberta	1,599	1,529	1,556	1,552	1,493
U.S. south	2,801	2,703	2,817	2,424	2,139

	5,958	5,914	6,609	6,233	5,935

Lumber production capacity is generally based on our sawmills running on a five-day, two-shift basis with certain exceptions where logs may be available to run a third shift. The capacity figures stated above for 2018 and 2019 give effect to the permanent production curtailments at a number of our B.C. sawmills in 2018 and 2019.

Panels

Sales

Plywood, LVL and MDF are marketed from our sales office in Quesnel, B.C. to retail outlets, wholesale distributors, remanufacturers and treating businesses. MDF is marketed under the names “Ranger”™, “WestPine”™, and “Eco-Gold”™ both from our sales office and through distributors.

In 2020 most of our sales of plywood were made to customers in Canada and sales of MDF and LVL were to customers in the U.S. and Canada. Shipments were by rail or truck. Plywood sales follow a seasonal pattern of demand with the strongest demand being in September and October.

Operations

Our panel operations include three plywood mills that primarily produce standard softwood sheathing plywood, two MDF mills, each with the flexibility to manufacture varying thicknesses and sizes, an LVL mill, and a veneer mill that produces veneer for use in our Edmonton plywood mill. A fire at our MDF plant in Quesnel on March 9, 2016 resulted in the closure of the plant while repairs and reconstruction took place. The rebuilt plant began producing board on April 29, 2017 and returned to normal production levels by the end of 2017. This reduced 2016 and 2017 MDF production compared to prior years. In 2018, we reduced the operating schedule at our LVL mill to more closely match market conditions which resulted in reduced capacity.

Capacity and Production

	2020	2019	2018	2017	2016
Plywood (MMsf 3/8” basis)
Capacity (year-end)	860	860	860	860	850
Production	762	818	833	838	826
MDF (MMsf 3/4” basis)
Capacity (year-end)	250	250	250	250	250
Production	209	221	224	191	160
LVL (Mcf)
Capacity (year-end)	2,600	2,600	2,600	3,200	3,200
Production	1,948	2,034	2,251	2,676	2,215

Pulp

Sales

Pulp is marketed out of our pulp sales office in Vancouver, B.C. In 2020, sales of both NBSK and BCTMP were to customers in North America, Asia (predominantly China) and to other offshore customers. Shipments within North America were primarily by rail and those to offshore customers were by rail and truck to Vancouver, B.C. and then by bulk or container vessels.

Operations

BCTMP is produced at our Slave Lake pulp mill, primarily from hardwood aspen, and is also produced at our Quesnel River pulp mill, primarily from softwood species. These pulps are used by paper manufacturers to produce paperboard products, printing and writing papers and a variety of other paper grades. NBSK is produced at our Hinton and Cariboo pulp mills and is used by paper manufacturers to produce a variety of paper products, including tissues and printing and writing papers.

Capacity and Production

(Mtonnes)

	2020	2019	2018	2017	2016
BCTMP
Capacity (year-end)	690	690	690	690	680
Production	662	677	652	674	665
NBSK
Capacity (year-end)	570	570	570	570	570
Production[1]	462	460	499	498	527

1.	Reflects West Fraser’s 50% ownership of the Cariboo pulp mill.

Newsprint

Sales

Newsprint is sold to various publishers and printers in North America and delivered by rail and truck.

Operations

Our 50%-owned newsprint mill at Whitecourt, Alberta produces standard newsprint in basis weights: 34, 36, 38, 40, 41.5, 43 and 45 grams per square metre.

Capacity and Production1

(Mtonnes)

	2020	2019	2018	2017	2016
Capacity (year-end)	135	135	135	135	135
Production	105	114	119	122	128

1.	Reflects West Fraser’s 50% ownership.

Risk Factors

A detailed discussion of risk factors is included under the heading “Risks and Uncertainties” in Management’s Discussion & Analysis for the year ended December 31, 2020, which is incorporated herein by reference. Our Management’s Discussion & Analysis is available on SEDAR at www.sedar.com.

Capital Structure

Share Capital

Our authorized share capital consists of 430,000,000 shares divided into:

(a)	400,000,000 Common shares,

(b)	20,000,000 Class B Common shares, and

(c)	10,000,000 Preferred shares, issuable in series.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the Toronto Stock Exchange under the symbol WFT while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

As at December 31, 2020, the issued share capital consisted of 66,397,144 Common shares and 2,281,478 Class B Common shares for a total of 68,678,622 shares (as at December 31, 2019 - 69,662,767 shares). On February 1, pursuant to the closing of the Norbord Acquisition, 54,484,188 Common shares were issued. Immediately after the completion of the transaction, there were 123,163,635 Common shares and Class B common shares outstanding, including a January 2021 issuance of West Fraser shares under our employee share purchase plan. On February 1, 2021, West Fraser’s Common shares were listed on the New York Stock Exchange and began trading under the symbol WFG. At the same time, the symbol on the Toronto Stock Exchange was also changed to WFG.

Description of Debt Securities

In October 2014, we issued US$300 million of fixed-rate senior unsecured notes. The notes bear interest at the rate of 4.35% per annum and mature in October 2024. The notes are redeemable, in whole or in part, at our option at any time.

Credit Ratings

As shown in the table below, West Fraser is rated by three rating agencies. West Fraser pays annual fees to maintain its debt and corporate ratings. The ratings are assigned both on a corporate level and specifically to our US$300 million notes maturing October 2024. The ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by each rating agency.

Agency	Rating	Outlook
DBRS[1]	BBB(low)	Stable
Moody’s2	Baa3	Stable
Standard & Poor’s3	BBB-	Stable

1.

DBRS credit ratings for long-term obligations range from AAA to D. A rating of BBB is described by DBRS as “adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events”. Additional information on the rating is available on DBRS’s website.

2.

Moody’s credit ratings for long-term obligations range from Aaa to C. Moody’s describes obligations rated Baa as “subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics”. Additional information on the rating is available on Moody’s website. On February 1, 2021, Moody’s revised our outlook from negative to stable.

3.

S&P credit ratings for long-term obligations range from AAA to D. A rating of BBB- is described by S&P as “considered lowest investment grade by market participants”. Additional information on the rating is available on S&P’s website.

Market Prices

The following table sets forth adjusted market prices and trading volumes of our Common shares on the Toronto Stock Exchange for each month of 2020 and 2019.

	2020				2019
	High ($)	Low ($)	Close ($)	Volume (000’s)	Close ($)	Volume (000’s)
January	62.16	52.33	53.02	7,792	78.27	8,344
February	65.11	49.19	50.12	8,262	64.77	7,975
March	51.24	21.60	26.84	17,387	65.00	8,344
April	41.00	23.34	38.74	10,393	68.97	8,432
May	41.19	33.88	37.26	11,483	52.69	8,828
June	48.63	36.62	47.72	9,288	59.70	8,242
July	67.04	48.21	66.32	9,146	51.59	7,724
August	75.30	64.40	69.95	7,405	46.90	7,213
September	73.90	60.80	61.86	7,460	53.00	7,116
October	68.42	58.76	61.79	5,702	60.90	8,176
November	76.14	62.24	71.91	9,098	57.77	6,495
December	86.50	73.12	81.78	8,552	57.28	6,947

Total				111,968		93,836

Source: http://tradingdata.tsx.com

Cash dividends

The declaration and payment of cash dividends is within the discretion of our Board of Directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. On an annual basis, dividends of $0.80 per share were declared in 2020 and 2019, $0.70 per share were declared in 2018, $0.36 per share were declared in 2017 and $0.28 per share were declared in 2016. There can be no assurance that dividends will continue to be declared and paid by us in the future, as the discretion of the Board of Directors will be exercised from time to time taking into account our current circumstances.

Transfer Agent

Our transfer agent and registrar is AST Trust Company (Canada), with registers of transfers in Vancouver, B.C. and Toronto, Ontario.

Experts

Our auditors are PricewaterhouseCoopers LLP (“PwC”), who prepared the Auditor’s Report included with our annual consolidated financial statements for the year ended December 31, 2020. PwC has confirmed that it is independent with respect to us, within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of B.C., as of February 11, 2021.

Directors and Officers

Directors

The names and municipalities of residence of the directors of the Company as of February 11, 2021, their principal occupations during the past five years and the periods during which they have been directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, B.C.	Chairman of the Board	September 16, 1985

Reid E. Carter1 & 4 West Vancouver, B.C.	Corporate Director	April 19, 2016

Raymond W. Ferris Vancouver, B.C.	President and Chief Executive Officer	April 23, 2019

John N. Floren2, 3 & 4 Eastham, Massachusetts	President and Chief Executive Officer, Methanex Corporation	April 19, 2016

Brian G. Kenning2 & 4 Vancouver, B.C.	Corporate Director	April 19, 2017

John K. Ketcham[3] Santa Monica, California	Real Estate Developer	April 28, 2015

Marian Lawson2 & 3 Toronto, Ontario	Corporate Director	February 1, 2021

Colleen M. McMorrow1 & 3 Oakville, Ontario	Corporate Director	February 1, 2021

Gerald J. Miller1 & 3 Kelowna, B.C.	Corporate Director	April 19, 2012

Robert L. Phillips2, 4 & 5 Anmore, B.C.	Corporate Director	April 28, 2005

Janice G. Rennie1, 2 & 4 Edmonton, Alberta	Corporate Director	April 28, 2004

Gillian D. Winckler1 & 3 Vancouver, B.C.	Corporate Director	April 19, 2017

1.	Member of the Audit Committee.
2.	Member of the Human Resources & Compensation Committee.
3.	Member of the Health, Safety & Environment Committee.
4.	Member of the Governance & Nominating Committee.
5.	Lead Director.

Each of our directors, other than Marian Lawson and Colleen McMorrow whose background and experience is described below, has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Henry Ketcham who before April 19, 2016 was our Executive Chairman; Reid Carter who before December 31, 2018 was President, Brookfield Timberlands Management LP; Raymond Ferris who before July 1, 2019 was our President and Chief Operating Officer, before February 15, 2016 was our Vice-President, Wood Products; and Gillian Winckler who before June 2015 was CEO and President, as well as CFO for a brief period of Coalspur Limited.

We appointed each of Marian Lawson and Colleen McMorrow to our board of directors concurrently upon completion of our Acquisition of Norbord on February 1, 2021 in accordance with our obligations under the Arrangement Agreement.

•

Ms. Lawson is a Corporate Director who recently retired after 32 years with Scotiabank. She was Executive Vice President, Global Head, Financial Institutions and Transaction Banking at Scotiabank from 2014 to 2018. Prior thereto she served in several senior management positions, including Deputy Head of Corporate Banking and Vice President of Internal Audit. She has over 33 years of experience in capital markets, assisting numerous management teams and senior executives in the execution of their strategies. In 2016, she received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award. Ms. Lawson is a director of Canadian Tire Bank (2018 to present) and was a board member of 1832 Asset Management LP, (a wealth management subsidiary of Scotiabank) from 2016 to 2018. Ms. Lawson was appointed as a director of Norbord in 2020.

•

Ms. McMorrow is a Corporate Director, including for certain private companies and not-for-profit corporations, and a Chartered Professional Accountant, Chartered Accountant. She was a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies. From 2009 to 2016, Ms. McMorrow was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and the firm’s Growth Markets Leader (high-growth entrepreneurial companies). Ms. McMorrow is a director of Ether Capital Corporation (2018 to present), Exco Technologies Limited (2017 to present) and was a director of LOGIC Asset Management (2017 to 2018). Ms. McMorrow was appointed as a director of Norbord in 2020.

The term of office of each director will expire at the conclusion of the Company’s next annual general meeting.

Officers

The names and titles of the officers of the Company on February 11, 2021 are as follows:

Name and Municipality of Residence	Office Held
Raymond W. Ferris Vancouver, B.C.	President and Chief Executive Officer

Christopher A. Virostek North Vancouver, B.C.	Vice-President, Finance and Chief Financial Officer

Sean P. McLaren Collierville, Tennessee	President, Solid Wood

Peter C. Wijnbergen Toronto, Ontario	President, Engineered Wood

Christopher D. McIver North Vancouver, B.C.	Senior Vice-President, Marketing and Corporate Development

Robin A. Lampard Toronto, Ontario	Senior Vice-President, Finance

Brian A. Balkwill Quesnel, B.C.	Vice-President, Canadian Wood Products

Name and Municipality of Residence	Office Held

Kevin J. Burke Greenville, South Carolina	Vice-President, North American Engineered Wood Products

Alan A. Caputo Olds, Alberta	Vice-President, Human Resource

Keith D. Carter Quesnel, B.C.	Vice-President, Pulp and Energy Operations

Mark R. Dubois-Phillips West Vancouver, B.C.	Vice-President, Marketing and Customer Strategy

Chester R. Fort Eads, Tennessee	Vice-President, U.S. Lumber Operations

James W. Gorman Victoria, B.C.	Vice-President, Corporate and Government Relations

D’Arcy R. Henderson Quesnel, B.C.	Vice-President, Canadian Woodlands

James R. Laundry Quesnel, B.C.	Vice-President, Canadian Plywood, MDF and LVL

Alan G. McMeekin Milngavie, Scotland	Vice-President, European Engineered Wood Products

Adrian A. Plante Quesnel, B.C.	Vice-President, Canadian Lumber

Scott W. Stubbington Oakville, Ontario	Vice-President, Sales Engineered Wood Products

Tom V. Theodorakis Vancouver, B.C.	Secretary Partner, McMillan LLP (lawyers)

Matthew V. Tobin Quesnel, B.C.	Vice-President, Lumber Sales

Charles H. Watkins Memphis, Tennessee	Vice-President, Capital and Technology

Each officer has held the same or a similar office with the organization indicated or a predecessor thereof for the last five years except for Raymond Ferris (see disclosure under “Directors”); Brian Balkwill, who before July 1, 2018 was our Vice-President, Canadian Lumber and before February 15, 2016 was our General Manager, Canadian Lumber; Keith Carter, who before February 15, 2016 was our General Manager, Pulp Operations; D’Arcy Henderson, who before June 23, 2020 was our Vice-President, Canadian Woodlands Operations, before December 10, 2019 was our General Manager, Canadian Woodlands and before September 23, 2019 was our Cariboo Regional Manager; Christopher McIver, who before February 1, 2021 was our Vice-President, Sales and Marketing and before February 16, 2016 was our Vice-President, Lumber Sales and Corporate Development; Sean McLaren, who before

February 1, 2021 was our Vice-President, U.S. Lumber and before February 15, 2016 was our Vice-President, U.S. Lumber Operations; Christopher Virostek, who before April 1, 2017 was the Senior Vice-President of Strategy and Corporate Development of Masonite International Corporation; and Charles Watkins, who before February 11, 2020 was Vice-President, U.S. Lumber Manufacturing and before February 15, 2016 was our General Manager, U.S. Lumber Manufacturing; Alan Caputo, who before January 1, 2021 was our Director of Human Resources and before September 1, 2018 was our General Manager of Human Resources; Adrian Plante, who before January 1, 2021 was our General Manager, Wood Products and before February 12, 2020 was a Regional Manager and prior to April 5, 2016 was a mill manager of our Chasm sawmill; James Laundry, who before January 1, 2021 was our General Manager, Wood Products, before February 12, 2020 was our General Manager, Engineered Wood and Panels and before July 16, 2018 was a Regional Manager; Matthew Tobin, who before January 1, 2021 was our General Manager, Canadian Solid Wood Sales; Chester Fort, who before January 1, 2021 was a Regional Manager; Peter Wijnbergen, who before February 1, 2021 was the President and Chief Executive Officer of Norbord; Kevin Burke, who before February 1, 2021 was the Senior Vice President, North American Operations of Norbord and before 2018 was the Vice President - Operations, South of Norbord; Alan McMeekin, who before February 1, 2021 was the Senior Vice President, Europe of Norbord and before 2018 was the Vice President, Finance and Operations Europe of Norbord; Scott Stubbington, who before February 1, 2021 was the Vice President, Sales of Norbord and before January 2018 was Director, North American Sales of Norbord; Robin Lampard, who before February 1, 2021 was the Senior Vice President and Chief Financial Officer of Norbord; and Mark Dubois-Phillips, who before February 1, 2021 was the Senior Vice President, Sales, Marketing and Logistics of Norbord, before November 2018 was the Vice President, Corporate Development of Norbord and before January 2018 led Hedgehog Technologies International, a company focused on the development of renewable energy.

Shareholdings of Directors and Officers

The directors and officers of the Company as a group, beneficially owned or controlled or directed, directly or indirectly, the following shares of the Company:

	December 31, 2020	December 31, 2019
Common shares	1,422,244	1,393,492
% of total Common shares	2%	2%
Class B Common shares	78,728	78,728
% of total Class B Common shares	3%	3%
% of all shares outstanding	2%	2%

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Christopher Virostek, our Vice-President, Finance and Chief Financial Officer, was a director of Masonite (Africa) Limited (“MAL”), a majority owned subsidiary of Masonite International Corporation (“Masonite”), when MAL commenced voluntary business rescue proceedings in South Africa in December 2015. Mr. Virostek served as a director of MAL in connection with his duties as an employee of Masonite. The business rescue plan of MAL was substantially implemented as provided under its terms and the business rescue proceedings ended in August 2016, at which time Mr. Virostek resigned as a director.

Legal Proceedings and Regulatory Actions

Other than as disclosed below, there are no legal or regulatory proceedings to which we are or were a party, or to which any of our property is or was the subject of, during our financial year ended December 31, 2020, which involve claims that exceed 10% of our current assets. In addition, there are no penalties or sanctions imposed against us by a court relating to Canadian securities legislation or by a securities regulatory authority during our financial year ended December 31, 2020 or any other penalties or sanctions imposed by a court or regulatory body against us which would likely be considered important to a reasonable investor in making an investment decision, and we have not entered into any settlement agreements with a court relating to Canadian securities legislation or by a securities regulatory authority during our financial year ended December 31, 2020. See section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute” in our 2020 annual Management’s Discussion & Analysis for a description of developments related to the softwood lumber dispute.

Our 50%-owned newsprint mill in Whitecourt, Alberta has made a claim against the Government of Alberta for compensation under its crown timber tenures related to the woodland caribou recovery plans and associated restrictions on harvesting in certain areas, limitations on volumes that may be harvested and loss of access to harvestable timber that have been imposed or resulted under such plans.

Governance

Corporate governance is guided by our Corporate Governance Policy, a copy of which may be viewed on our website: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of Robert Phillips (chair), Reid Carter, John Floren, Brian Kenning and Janice Rennie, all of whom are independent directors. The committee provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees, succession planning and all other corporate governance matters and practices. On the occasion of each regularly-scheduled meeting of the Board in 2020, the committee met without management representatives present and reviewed these and other issues.

The Corporate Governance Policy includes a Code of Conduct which sets out our policies and requirements relating to, among other categories, legal compliance, safety, environmental stewardship, human rights, anti-corruption and whistleblowing. Additional information is available on our website www.westfraser.com under Corporate Governance.

Audit Committee

The Audit Committee of our Board of Directors assists the Board in fulfilling its responsibility to oversee our financial reporting and audit process. The full text of the Audit Committee’s Charter is attached as Schedule 1.

Members

The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member’s responsibilities as an Audit Committee member. All members of the Audit Committee are considered “independent” and “financially literate” within the meaning of NI 52-110.

Reid E. Carter

Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils. He was president of a large timberlands investment firm and has been involved with that firm and related firms in various senior roles for the last 14 years. Prior to that he served as National Bank Financials’ Paper and Forest Products Analyst.

Colleen M. McMorrow

Ms. McMorrow was appointed a member of our Audit Committee on February 11, 2021. Ms. McMorrow, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant and was a senior client assurance partner with Ernst & Young LLP until her retirement in 2016. She was elected as a Fellow of the Chartered Accountants in 2000. Ms. McMorrow has chaired or been a member of several audit committees of public and private companies in the past and is currently the chair of the audit committees of Exco Technologies Limited and Ether Capital Corporation.

Gerald J. Miller

Mr. Miller, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. He spent 25 years in various roles at West Fraser until his retirement in 2011. While at West Fraser he served in a number of executive positions including Vice-President, Finance and Chief Financial Officer. Mr. Miller is currently the Chair of the audit committee of Granite Real Estate Investment Trust.

Janice G. Rennie

Ms. Rennie, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. She was elected as a Fellow of the Chartered Accountants in 1998. Ms. Rennie has chaired or been a member of several audit committees of public companies in the past and currently is a member of the audit committees of Methanex Corporation and Major Drilling Group International Inc.

Gillian D. Winckler

Ms. Winckler, who holds a Bachelor of Science and Bachelor of Commerce obtained in South Africa, is a Chartered Accountant (South Africa). Ms. Winckler worked in the audit profession for five years, in corporate finance for five years, and in a number of executive positions with Coalspur Limited and BHP Billiton. Ms. Winckler is currently a member of the audit committees of Pan American Silver Corporation and FLSmidth.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by our independent auditors. The policy provides that the Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Committee reports on the pre-approval process to the full Board of Directors from time to time.

Fees Paid to Auditors

($ thousands)

	2020	2019

Audit Fees[1]	908	702
Audit-Related Fees[2]	131	91
Tax Fees	130	260
All Other Fees[3]	155	15

1.	Represents actual and estimated fees related to fiscal year ends.
2.	For assurance and related services that are reasonably related to the performance of the audit but are not reported as “Audit Fees”.
3.	Includes fees in connection with financial and tax due diligence assignments and various other compliance reporting matters.

Material Contracts

1.    On October 15, 2014, we issued US$300 million of fixed-rate senior unsecured notes due October 15, 2024 pursuant to a private placement in the U.S. The notes bear interest of 4.35% with semi-annual payments commencing on April 15, 2015 and are redeemable, in whole or in part, at our option at any time. In the event of a change in control in respect of the Company which is followed within 60 days by ratings downgrades to below investment grade in certain circumstances, unless we have exercised the right to redeem all of the notes, each holder will have the right to require us to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus any accrued and unpaid interest.

2.    On April 8, 2020 we obtained from a syndicate of lenders an additional $150 million committed revolving credit facility. This committed facility had a term of two years and is made available on substantially the same terms and conditions as the Company’s existing syndicated revolving credit facility from certain lenders that are part of that syndicate. On February 1, 2021, concurrent with the closing of the Acquisition, we amended the terms of our $150 million committed revolving credit facility due 2022 and replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

3.    On July 18, 2019, we completed an amendment to our revolving lines of credit to extend the maturity date to August 28, 2024, and to increase the size of our Canadian and U.S. syndicated committed revolving credit facilities from $500 million to $850 million. At the same time, we also amended the terms of the US$200 million term loan to extend the maturity date from August 25, 2022 to August 28, 2024. All other material terms of the revolving lines of credit and the term loan remained unchanged. On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan to facilitate the Acquisition.

4.    Arrangement Agreement dated November 18, 2020 with respect to the Acquisition, the material terms of which are described in the Acquisition Circular.

5.    Voting and Support Agreement dated November 18, 2020 between Brookfield Asset Management (BAM), the Company and Norbord, where BAM agreed to vote in favour of the Arrangement between the Company and Norbord and provided certain covenants respecting the 2021 annual general meeting of the Company’s shareholders (as described in the Acquisition Information Circular).

6.    As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. In accordance with the terms of the Norbord senior notes, we will be required to make a “change of control” offer to repurchase these notes within 30 days of completion of the acquisition of Norbord on February 1, 2021. There is no assurance that the holders of the notes will accept our change of control offers.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, will be contained in the Management Information Circular for the annual general meeting of the Company to be held on April 20, 2021. Additional financial information is provided in our annual consolidated financial statements and Management’s Discussion & Analysis for the year ended December 31, 2020.

Copies of our Annual Report, which will include this AIF and the documents incorporated by reference herein, our annual consolidated financial statements (including the auditor’s report) for the year ended December 31, 2020 and our Management Information Circular may be obtained at any time upon request from us once these documents have been published, but we may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

This AIF, our Annual Report (once published) and additional information concerning the Company may also be obtained on our website www.westfraser.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Copies of the Norbord Annual Filings will also be available on SEDAR.

Schedule 1 – Audit Committee Charter

The Audit Committee Charter, which is set out below, was approved by the Board on February 11, 2020

General Mandate

To assist the Board in fulfilling its responsibility to oversee the Company’s financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

•

Review significant accounting and financial reporting issues, including complex or unusual transactions, significant contingencies and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the Company’s financial statements.

•

Review the interim financial reports (including financial statements, management’s discussion and analysis, and related news releases) with management and the auditors, consider whether they are complete and consistent with the information known to Committee members and either provide a recommendation to the Board with respect to the approval of the interim financial reports or, if so delegated by the Board, approve the interim financial reports and the filing of the same together with all required documents and information with regulators.

•	Understand how management develops interim financial information, and the nature and extent of auditor involvement.

•	Review with management and the auditors the results of the audit, including any difficulties encountered.

•

Review the annual financial statements, the annual management discussion and analysis and related news releases, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles, and provide a recommendation to the Board with respect to the approval of the statements, the management discussion and analysis and the news release.

•	Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing standards.

Internal Control

•	Require management of the Company to implement and maintain appropriate internal control procedures over annual and interim financial reporting.

•

Review with management and auditors the adequacy and effectiveness of the Company’s internal control over annual and interim financial reporting, including information technology security and control and controls related to the prevention and detection of fraud and improper or illegal transactions or payments, the status of the remediation of any identified control deficiencies, and elicit recommendations for improvements.

•

Understand the scope of the auditors’ review of internal control over financial reporting, and obtain and review reports on significant findings and recommendations, including those in respect of the Company’s accounting principles or changes to such principles or their application and the treatment of financial information discussed with management, together with management’s responses.

Audit

•	Review the auditors’ proposed audit scope and approach.

•	Review the performance of the auditors and provide a recommendation to the Board with respect to the nomination of the auditors for appointment and remuneration.

•

Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

•	Periodically evaluate the need for the establishment of an internal audit function and make appropriate recommendations to the Board.

Compliance

•

Review with management the adequacy and effectiveness of the Company’s systems for monitoring compliance with financial reporting and disclosure laws, including the Company’s disclosure controls and procedures, and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance.

•	Review the findings of any examinations by regulatory agencies, and any auditor observations.

•	Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Requirements

•	Regularly report to the Board about Committee activities, issues and related recommendations.

•	Provide an open avenue of communication between the auditors and the Board.

•	Review any reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

•	Institute and oversee special investigations as needed.

•	Develop and implement a policy for the approval of the provision of non-audit services by the auditors and assessing the independence of the auditors in the context of these engagements.

•

Establish procedures for: (a) the receipt, retention and treatment of complaints received regarding non-compliance with the Company’s Code of Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by officers or employees of the Company or by other persons of concerns regarding questionable accounting, auditing or financial reporting and disclosure matters or non-compliance with the Company’s Code of Conduct or other matters that are of a sensitive or “whistleblower” nature.

•

Assist the Board with its responsibility to, with the advice of management, identify the principal financial and audit risks of the Company and establish systems and procedures to ensure these principal financial and audit risks are monitored, and to make recommendations to the Board.

•

Assist the Board with its responsibility to, with the advice of management, identify the principal information technology, cyber security, information security and IT networks and information systems risks of the Company and establish systems and procedures to ensure these risks are monitored, and to make recommendations to the Board.

•	Annually review the expenses of the Chief Executive Officer.

•

Annually review and approve: (i) the calculation of the ROSE (as such term is defined under the Company’s Executive Bonus Plan) for the purposes of the calculation of executive bonuses under the Executive Bonus Plan; (ii) the calculation of the performance phantom share unit multiple (referred to in the Phantom Share Unit Plan as the Adjusted Performance Phantom Share Unit Amount) and the related calculations of TSR (or total cumulative shareholder return) and ROCE (or average of the aggregate total annual return on capital employed over the applicable period) for the purposes of the calculation of the cash award payout on vested performance phantom share units granted under the Company’s Phantom Share Unit Plan; and (iii) the calculation of such other performance metrics as may be incorporated into any other executive incentive plans or equity based compensation plans used to determine executive bonuses or cash award payouts.

•	Perform other activities related to this charter as requested by the Board.

•	Review and assess the adequacy of this charter annually, requesting Board approval for proposed changes.

•	Review terms of any Code of Conduct established by the Board and respond to any related compliance issues.

•	Confirm annually to the Board that all responsibilities outlined in this charter have been carried out.

Qualifications and Procedures

•	The composition of the Committee will comply with applicable laws including requirements for independence, unrelated to management, financial literacy and audit experience.

•	The Chair of the Committee will be designated by the Board.

•

The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the CFO and a representative of the auditors should be available on request to attend all meetings.

•

The Committee should meet privately in executive session with representatives of each of management and of the auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter.

•

The Committee may retain any outside advisor at the expense of the Company, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.

•	Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board.